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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Maine & Maritimes Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
560377103
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.	560377103	Page	2	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		110,928

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,928

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,928

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	560377103	Page	3	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		110,928

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,928

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,928

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	560377103	Page	4	of	6
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by the Richard M. Osborne Trust, an Ohio trust (the “Trust”), and Richard M. Osborne relating to shares of common stock, par value $7.00 per share (the “Shares”), of Maine & Maritimes Corporation, a Maine corporation (the “Company”). Richard M. Osborne is sole trustee of the Trust.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $359,438 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by the Trust.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On April 7, 2008, Mr. Osborne sent a letter to Deborah Gallant, Chairperson of the Company’s Corporate Governance Committee, requesting the Company consider adding him to the board of directors. The letter is attached as Exhibit 7.1.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 1,677,862 Shares outstanding.
     The Trust beneficially owns 110,928 Shares, or 6.6% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all of the Shares held by the Trust.
     (c) Since the filing of the original Schedule 13D dated August 28, 2007, the Trust has purchased 11,728 Shares in open market transactions as set forth below:

CUSIP No.	560377103	Page	5	of	6

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
9/10/2007	800	$31.25
10/30/2007	900	$30.49
10/31/2007	1,100	$30.25
10/31/2007	1,000	$30.51
10/31/2007	300	$30.35
11/02/2007	1,836	$30.45
11/02/2007	164	$30.32
11/02/2007	380	$30.35
11/05/2007	158	$31.00
11/06/2007	200	$31.30
11/07/2007	590	$31.50
11/09/2007	1,000	$31.10
11/09/2007	100	$30.23
11/09/2007	900	$30.48
11/09/2007	900	$30.33
11/12/2007	400	$30.50
11/12/2007	1,000	$30.90
Item 7. Material to be Filed as Exhibits.
     7.1 Letter to Deborah L. Gallant dated April 7, 2008
     7.2 Joint Filing Agreement

CUSIP No.	560377103	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2008

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee

/s/ Richard M. Osborne

Richard M. Osborne, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to Deborah L. Gallant dated April 7, 2008

7.2	Joint Filing Agreement